February 8, 2006

VIA FEDERAL EXPRESS

Mr. Craig Slivka

Mail Stop 7010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC. 20549

Ms. Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC. 20549

Re:	CECO Environmental Corp. (the “Company”)

Form S-3 Filed December 13, 2005

File No. 333-130294

Dear Mr. Slivka and Ms. Long:

Please find an Amendment No. 2 to the Registration Statement on Form S-3 accompanied by the exhibits listed in Amendment No. 2 as being filed therewith.

This filing is being effected by direct transmission to the Commission’s EDGAR system.

The Company is filing this Amendment No. 2 to reflect certain changes made in response to comments raised by your letter of February 1, 2006. We respectfully request that the Staff review this filing as promptly as possible.

Mr. Craig Slivka

Ms. Pamela A. Long

February 8, 2006

In order to facilitate your review, we have repeated below in italics that Staff’s comments in their entirety and, in each case, followed such comments by the Company’s response.

General

1. We note your response to comment one of our letter dated January 6, 2006. Please give us a detailed legal analysis as to why you have named Green Diamond as an underwriter in your prospectus. We may have further comment based on your response.

Green Diamond is not an underwriter and such reference was removed. Please see page 12.

Selling Stockholders, page 8

2. Please specify when The Shemano Group was issued warrants to purchase 14,000 shares of common stock.

The date, December 31, 2001, has been included in the text. Please see pages 2 and 8.

3. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner of Erlbaum Family, L.P.

The requested information has been included in footnote 10. Please see page 10.

4. Because you do not appear to be relying on Rules 430B and C of the Securities Act in conducting this offering, please remove the undertaking contained in Item 512(i) of Regulation S-K.

The portion of the undertaking that referenced Rule 430B and C has been removed. Please see page II-2.

Mr. Craig Slivka

Ms. Pamela A. Long

February 8, 2006

If you have any questions or require and further information, please do not hesitate to call me at (312) 704-2178 or Kathryn Erickson at (312) 704-2179.

Very truly yours,

SUGAR, FRIEDBERG & FELSENTHAL

/s/ Leslie J. Weiss
Leslie J. Weiss

LJW: jm

Attachments

cc: CECO Environmental Corp.